Exhibit 99.3

MAY 1, 2019

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements (interim financial statements) for the period ended April 6, 2019 and the audited consolidated financial statements and annual MD&A in the 2018 annual report.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Annual financial data provided within has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
This MD&A provides financial and operating results for the three month period ended April 6, 2019 and additional disclosure of material information up to and including May 1, 2019. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-IFRS financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by (used for) operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible

Exhibit 99.3

net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided.

BUSINESS OVERVIEW & STRATEGY
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 9.0 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK) and one OSB mill in Belgium, and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 79% of its panel production capacity in North America and 21% in Europe.

Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle. Over the past 15 years, Norbord's ROCE has averaged 24%.
Maintaining balance sheet flexibility is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At April 6, 2019, Norbord had unutilized available liquidity of $239 million, comprising $2 million in cash and cash equivalents and $237 million in revolving bank lines. The Company’s tangible net worth was $1,107 million and net debt to total capitalization on a book basis was 34%, with both ratios well within bank covenants.

SUMMARY
For the first quarter of 2019, the Company's results were negatively impacted by a pullback in US homebuilding activity which constrained North American OSB demand. North American benchmark OSB prices were below the 15-year average, with the North Central price averaging $211 per thousand square feet (Msf) (7/16-inch basis) for the quarter, down 13% versus the previous quarter and 43% against the same quarter last year. Norbord’s first quarter North American shipments were down 2% versus the prior quarter but up 3% versus the same quarter last year, reflecting downtime taken in the first quarter of 2019 and despite six more fiscal days year-over-year.
The Company’s core European markets remain robust. In Norbord’s European segment, Adjusted EBITDA was 17% higher compared to the same quarter last year on higher panel pricing and shipment volumes. Norbord's first quarter European shipments were up 15% and 13% versus the prior quarter and same quarter last year, respectively.
Norbord generated operating income of $6 million in the first quarter of 2019, up from an operating loss of $46 million in the prior quarter but down from $139 million in the same quarter last year. Norbord generated Adjusted EBITDA of $42 million in the first quarter of 2019 versus $70 million in the prior quarter and $170 million in the same quarter last year. The decline against both comparative quarters was primarily due to lower North American OSB prices. In addition, the operating loss for the fourth quarter of 2018 included a non-cash pre-tax impairment of asset charge of $80 million (see Selected Quarterly Information).

Exhibit 99.3

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2019	Q4 2018	Q1 2018
Earnings (loss)	$1	$(28)	$95
Add: Finance costs	11	9	8
Less: Interest income	(1)	(1)	—
Add: Depreciation and amortization	35	34	30
Add: Income tax (recovery) expense	(5)	(26)	36
Add: Impairment of asset	—	80	—
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	1	—	1
Adjusted EBITDA(1)	$42	$70	$170

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $1 million ($0.01 per basic and diluted share) in the first quarter of 2019 versus a loss of $28 million ($0.32 per basic and diluted share) in the fourth quarter of 2018 and earnings of $95 million ($1.10 per basic share and $1.09 per diluted share) in the first quarter of 2018. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded an Adjusted loss of $2 million ($0.02 per basic and diluted share) in the first quarter of 2019, compared to Adjusted earnings of $26 million ($0.30 per basic and diluted share) in the fourth quarter of 2018 and $96 million ($1.11 per basic share and $1.10 per diluted share) in the first quarter of 2018. The fluctuations in Adjusted earnings versus all comparative periods were driven primarily by the fluctuations in Adjusted EBITDA, as discussed above.
The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	Q1 2019	Q4 2018	Q1 2018
Earnings (loss)	$1	$(28)	$95
Add: Impairment of assets	—	80	—
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	1	—	1
Add: Reported income tax (recovery) expense	(5)	(26)	36
Adjusted pre-tax (loss) earnings	(3)	28	132
Less: Income tax recovery (expense) at statutory rate(1)	1	(2)	(36)
Adjusted (loss) earnings(2)	$(2)	$26	$96

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Home construction activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results given 79% of the Company’s panel production capacity is located in North America. For the quarter, approximately 50% of Norbord’s North American OSB sales volume went into the new home construction sector, approximately 25% went into specialty applications (which include industrial and export markets), and approximately 25% went into repair-and-remodelling. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity.
The long-term fundamentals, such as new household formation and replacement of housing stock, underpin growing demand for new homes in the US, the largest market for the Company’s products. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company believes it is well positioned to benefit from growing demand in its core North American, European and Asian

Exhibit 99.3

markets.
On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Wood fibre, resin, wax and energy account for approximately 60% of Norbord's OSB cash production costs. The prices for these commodities are determined by economic and market conditions. Global resin prices had generally been trending higher since the third quarter of 2016 but have flattened out in the first quarter of 2019. Resin used in the OSB manufacturing process is a petrochemical product, and therefore its price typically follows global oil prices. Norbord will continue to pursue aggressive Margin Improvement Program (MIP) initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.
SUMMARY OF FINANCIAL AND OPERATING HIGHLIGHTS

(US $ millions, except per share information, unless otherwise noted)	Q1 2019	Q4 2018	Q1 2018
SALES AND EARNINGS
Sales	476	501	576
Operating income (loss)	6	(46)	139
Adjusted EBITDA(1)	42	70	170
Earnings (loss)	1	(28)	95
Adjusted (loss) earnings(1)	(2)	26	96
PER COMMON SHARE EARNINGS
Earnings (loss), basic	0.01	(0.32)	1.10
Earnings (loss), diluted	0.01	(0.32)	1.09
Adjusted (loss) earnings, basic(1)	(0.02)	0.30	1.11
Adjusted (loss) earnings, diluted(1)	(0.02)	0.30	1.10
Dividends declared(2)	0.40	0.60	0.60
BALANCE SHEET
Total assets	1,942	1,942	2,097
Long-term debt	550	550	549
Net debt for financial covenant purposes(1)	564	435	422
Net debt to capitalization, market basis(1)	17%	13%	13%
Net debt to capitalization, book basis(1)	34%	28%	24%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,569	1,602	1,521
Europe	521	452	461
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	211	243	370
South East	197	203	331
Western Canada	160	184	359
Europe (€/m3)(3)	287	299	274
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	10%	17%	42%
Return on equity (ROE)(1)	1%	10%	37%
Cash (used for) provided by operating activities	(97)	126	4
Cash (used for) provided by operating activities per share(1)	(1.18)	1.46	0.05

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Exhibit 99.3

Sales
Total sales in the quarter were $476 million, compared to $501 million in the fourth quarter of 2018 and $576 million in the first quarter of 2018. Quarter-over-quarter, total sales decreased by $25 million or 5%. In North America, sales decreased by 12% due to lower OSB prices and a 2% decrease in shipment volumes due to the timing of annual maintenance and other downtime. In Europe, sales increased by 15% due to a 15% increase in shipment volumes, partially offset by modestly lower panel prices. Year-over-year, total sales decreased by $100 million or 17%. In North America, sales decreased by 26% due to lower OSB prices partially offset by a 3% increase in shipment volumes largely from six additional fiscal days in the current quarter. In Europe, sales increased by 14% due to higher panel prices and a 13% increase in shipment volumes, partially offset by the foreign exchange translation impact of a weaker Pound Sterling relative to the US dollar.
Markets
In North America, US housing demand was negatively impacted by higher mortgage rates and new home prices as well as record rainfall across the US which constrained homebuilding activity. Year-to-date US housing starts were down 10% versus the same period in 2018, with single-family starts (which use approximately three times more OSB than multi-family) decreasing by 5%. The seasonally adjusted annualized rate was 1.14 million in March, which is 14% lower than the pace at this time last year, while the pace of housing permits (the more forward-looking indicator) was 1.27 million. The consensus forecast from US housing economists is approximately 1.26 million starts for 2019, which is in line with last year. Despite the significant improvement in new home construction since the low of 0.55 million in 2009, US housing starts still remain below the long-term annual average of 1.5 million.
North American benchmark OSB prices in all regions weakened due to the pullback in demand from homebuilding. As a result, average benchmark prices were lower than both the prior quarter and the same quarter last year. The table below summarizes average benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q1 2019 ($/Msf-7/16”)	Q4 2018 ($/Msf-7/16”)	Q1 2018 ($/Msf-7/16”)
North Central	15%	$211	$243	$370
South East	36%	197	203	331
Western Canada	29%	160	184	359

(1)	Based on the restated annual capacity figures as at December 31, 2018 and exclude the indefinitely curtailed Chambord, Quebec mill, which represents 7% of estimated annual capacity.
In Europe, panel markets remained strong in the first quarter of 2019, driven by continued OSB demand growth in Norbord's core geographies. In local currency terms, average panel prices were down a modest 3% from the prior quarter due to seasonality and sales mix, but up 5% versus the same quarter last year.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. During the first quarter of 2019, the Pound Sterling averaged 1.15 against the Euro, compared to 1.13 in both the prior quarter and the same quarter last year.

Exhibit 99.3

Operating Results

Adjusted EBITDA(1) (US $ millions)	Q1 2019	Q4 2018	Q1 2018
North America	$23	$50	$156
Europe	21	24	18
Unallocated	(2)	(4)	(4)
Total	$42	$70	$170

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord generated Adjusted EBITDA of $42 million in the first quarter of 2019, compared to $70 million in the fourth quarter of 2018 and $170 million in the first quarter of 2018. The $28 million quarter-over-quarter decrease was primarily due to lower North American OSB prices. The $128 million year-over-year decrease was primarily driven by significantly lower North American OSB prices, partially offset by higher shipment volumes.
Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q1 2019 vs. Q4 2018	Q1 2019 vs. Q1 2018
Adjusted EBITDA – current period	$42	$42
Adjusted EBITDA – comparative period	70	170
Variance	(28)	(128)
Mill nets(1)	(45)	(126)
Volume(2)	10	6
Key input prices(3)	(3)	(12)
Key input usage(3)	(3)	3
Mill profit share and bonus	—	4
Other operating costs and foreign exchange(4)	13	(3)
Total	$(28)	$(128)

(1)
The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volumes.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to ramp up the new Inverness, Scotland line, and the one-time impact of adopting the new lease standard in 2019 (see Changes in Accounting Policies).

North America
Norbord’s North American operations generated $23 million in Adjusted EBITDA in the first quarter of 2019, a decrease of $27 million from $50 million in the fourth quarter of 2018 and a decrease of $133 million from $156 million in the first quarter of 2018. The quarter-over-quarter decrease was primarily due to lower OSB prices as well as seasonally higher raw material usages, partially offset by the timing of annual maintenance shuts and other downtime, and lower resin prices. The year-over-year decrease was primarily attributed to significantly lower OSB prices, as well as the timing of annual maintenance shuts and other downtime, and higher fibre and energy prices, partially offset by an additional six fiscal days in the current quarter, productivity improvements, lower mill profit share costs attributed to lower earnings and the impact of a weaker Canadian dollar relative to the US dollar.
Norbord’s North American OSB cash production costs per unit (excluding mill profit share and freight costs) decreased by 1% compared to the fourth quarter of 2018 but increased 3% compared to the first quarter of 2018. Quarter-over-quarter, unit costs decreased primarily due to the timing of annual maintenance shuts and other downtime, as well as lower resin prices, partially offset by seasonally higher raw material usages. Year-over-year, unit costs increased primarily due to the timing of annual maintenance shuts and other downtime, as well as higher fibre and energy prices, partially offset by an additional six fiscal days in the current quarter and the impact of a weaker Canadian dollar relative to the US dollar.

Exhibit 99.3

Production has remained indefinitely suspended at the Chambord, Quebec mill since the third quarter of 2008. In 2018, the Board of Directors approved a $71 million investment to rebuild and prepare the mill for an eventual restart when warranted by customer demand (see Chambord Rebuild Project). A restart decision has not yet been made, and Norbord will continue to monitor market conditions. This mill represents 7% of Norbord’s current annual estimated capacity in North America.
Excluding the Chambord mill, Norbord’s operating mills produced at 85% of stated capacity in the first quarter of 2019 compared to 89% in the fourth quarter of 2018 and 94% in the first quarter of 2018. Capacity utilization based on fiscal days in each period decreased against both comparative periods as a result of the December 31, 2018 restatement of annual production capacities at a number of mills (to reflect higher production line speeds from converting to PMDI resin technology and subsequent capital invested over the past six years to debottleneck certain mills).
Europe
Norbord’s European operations generated $21 million in Adjusted EBITDA in the first quarter of 2019 compared to $24 million in the fourth quarter of 2018 and $18 million in the first quarter of 2018. Quarter-over-quarter, the Adjusted EBITDA decrease of $3 million was primarily driven by modestly lower average panel prices and higher raw material prices, partially offset by higher shipment volumes. Year-over-year, the higher Adjusted EBITDA was primarily attributed to higher average panel prices and shipment volumes, and improved raw material usages, partially offset by higher raw material and energy prices.
The European mills produced at 89% of stated capacity in the first quarter of 2019, unchanged from the fourth quarter of 2018 and compared to 86% in the first quarter of 2018. Capacity utilization was unchanged quarter-over-quarter as the new finishing line at the Inverness, Scotland OSB mill was being commissioned during the first quarter of 2019. The year-over-year increase in capacity utilization was due to the continued ramp-up of the reinvested Inverness mill following its start-up in the fourth quarter of 2017.
Margin Improvement Program (MIP)
The Company did not generate any net MIP gains in the quarter as improved productivity and lower raw material usage at the restarted Huguley, Alabama and expanded Inverness, Scotland mills were offset by the timing of annual maintenance shuts and other downtime, as well as the operating impact of severe winter weather this year. MIP is measured relative to the prior year at constant prices and exchange rates.
FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q1 2019	Q4 2018	Q1 2018
Finance costs	$(11)	$(9)	$(8)
Interest income	1	1	—
Depreciation and amortization	(35)	(34)	(30)
Income tax recovery (expense)	5	26	(36)
Finance Costs
Finance costs in the first quarter of 2019 were higher versus both comparative periods due to utilization charges on drawings under the accounts receivable securitization program (see Accounts Receivable Securitization).
Depreciation and Amortization
The Company uses the units-of-production method to depreciate its production equipment. Fluctuations in depreciation expense reflect relative changes in production levels by mill and the higher level of investment in production equipment in recent years. Depreciation for the current quarter is also impacted by depreciation of lease assets recognized upon adoption of the new lease standard (see Changes in Accounting Policies).

Exhibit 99.3

Income Tax
A tax recovery of $5 million was recorded in the first quarter of 2019 on a pre-tax loss of $4 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries.
LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q1 2019	Q4 2018	Q1 2018
Cash (used for) provided by operating activities	(97)	126	4
Cash (used for) provided by operating activities per share(1)	(1.18)	1.46	0.05
Operating working capital(1)	183	88	218
Total working capital(1)	217	188	338
Additions to property, plant and equipment and intangible assets	30	60	50
Net debt to capitalization, market basis(1)	17%	13%	13%
Net debt to capitalization, book basis(1)	34%	28%	24%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
At quarter-end, the Company had unutilized available liquidity of $239 million, comprising $2 million in cash and cash equivalents and $237 million in revolving bank lines, which the Company believes is sufficient to fund expected short-term cash requirements.
Senior Secured Notes Due 2020
The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating.  The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;
●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;
●	impairment of assets charge for 2018 is excluded;
●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and
●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees issued, and any bank advances. At period-end, the Company’s tangible net worth

Exhibit 99.3

was $1,107 million and net debt for financial covenant purposes was $564 million. Net debt to total capitalization, book basis, was 34%. The Company was in compliance with the financial covenants at period-end.
Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Apr 6, 2019	Dec 31, 2018
Long-term debt, principal value	$555	$555
Add: Other long-term debt	80	—
Less: Cash and cash equivalents	(2)	(128)
Net debt	633	427
Less: Other long-term debt	(80)	—
Add: Other liabilities classified as debt for financial covenant purposes	3	—
Add: Letters of credit and guarantees	8	8
Net debt for financial covenant purposes	$564	$435
Shareholders’ equity	$803	$823
Add: Impairment of assets (net of tax)	59	59
Add: Other comprehensive income change(1)	69	74
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,107	$1,132
Total capitalization	$1,671	$1,567
Net debt to capitalization, market basis	17%	13%
Net debt to capitalization, book basis	34%	28%

(1)	Cumulative subsequent to January 1, 2011.
Accounts Receivable Securitization
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $153 million in trade accounts receivable, and recorded drawings of $80 million as other long-term debt relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred, concentration limits and credit enhancement ratios. At period-end, the Company’s drawings of $80 million were the maximum available under the program at that time. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During the quarter, the utilization charges on drawings ranged from 1.6% to 4.1% (2018 - no utilization charges).
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at May 1, 2019, the Company's ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

Exhibit 99.3

Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $183 million at period-end, compared to $88 million at December 31, 2018 and $218 million at March 31, 2018. The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.
Quarter-over-quarter, operating working capital increased by $95 million due to higher accounts receivable and inventory, plus lower accounts payable and accrued liabilities. Higher accounts receivable was due to higher sales volumes in the current quarter-end month. Higher inventory was primarily due to the annual seasonal build of log inventory in the northern mills in North America. Lower accounts payable and accrued liabilities was primarily due to the payment of bonus and mill profit share accruals as well as the timing of payments, partially offset by new lease liabilities recognized upon transition to the new lease standard (see Changes in Accounting Policies).
Year-over-year, operating working capital decreased by $35 million due to lower accounts receivable and higher accounts payable and accrued liabilities. Lower accounts receivable was primarily attributed to lower North American OSB prices. Higher accounts payable and accrued liabilities were primarily attributed to the timing of payments and new lease liabilities recognized upon transition to the new lease standard (see Changes in Accounting Policies).
Total working capital, which includes operating working capital plus cash and cash equivalents, taxes receivable and investment tax credit receivable less bank advances and taxes payable, was $217 million at period-end, compared to $188 million at December 31, 2018 and $338 million at March 31, 2018. Quarter-over-quarter, the increase is due to higher taxes receivable as the lower cash balance was offset by the higher operating working capital. Year-over-year, the decrease was due to the lower cash balance and lower operating working capital, partially offset by higher taxes receivable.
Operating activities consumed $97 million of cash or $1.18 per share in first quarter of 2019, compared to $126 million or $1.46 per share generated in the fourth quarter of 2018 and $4 million or $0.05 per share generated in the first quarter of 2018. The lower generation of cash versus the prior quarter was mainly attributed to lower earnings and higher income tax instalments paid in the current quarter as well as the seasonal increase in operating working capital. The lower generation of cash versus the same quarter last year was mainly attributed to lower earnings in the current quarter, partially offset by lower income tax instalments paid in the current quarter.

INVESTMENTS
Investment in property, plant and equipment and intangible assets was $30 million in the first quarter of 2019 compared to $60 million in the fourth quarter of 2018 and $50 million in the first quarter of 2018. The decreases versus both comparative periods are primarily attributable to the timing of executing on various capital projects, including the Inverness project (see below).
Norbord is planning to make capital investments of approximately $150 million in 2019 for maintenance of business projects and projects focused on reducing manufacturing costs across the mills, as well as a portion of the Chambord, Quebec mill rebuild and Inverness, Scotland phase 2 projects (both described below). It also includes investments to support the Company's strategy to increase the production of specialty products for industrial applications and exports. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project
In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no

Exhibit 99.3

disruption to existing production capacity, and the mill's stated capacity was increased from 395 to 720 MMsf (3/8-inch basis). The new finishing end was installed in 2018 and commissioned during the quarter.

In January 2019, the Board of Directors approved a $46 million (£35 million) second phase investment to further expand capacity at the Inverness, Scotland mill by 225 MMsf (3/8-inch basis) (200,000 cubic metres) through the addition of a second wood room and dryer. This project is expected to take approximately two years to complete and is consistent with the Company's strategy of growing its European OSB capacity to serve rapid consumption growth in its key markets. During the first quarter of 2019, $2 million was invested.

Chambord Rebuild Project
Production has remained suspended at the Chambord mill since the third quarter of 2008. The Company believes North American OSB demand will continue to grow. In order to support this anticipated growth and enhance the competitive position of the Company's overall manufacturing operations, Norbord is rebuilding and preparing the mill for an eventual restart. The Company has not yet made a restart decision, however, and will only do so when it is sufficiently clear that customers require more product. The project involves replacing the dryers and investing in the wood-handling and finishing end areas to streamline the mill’s manufacturing process and reduce costs, as well as upgrades to process and personal safety systems, electrical systems and environmental equipment that will bring the mill up to current standards after a decade of curtailment. The government of Quebec is investing up to C $4.8 million (US $3.6 million) in the project. Further, the Company’s investment will qualify for Canadian investment tax credits and Quebec’s rebate program for large electricity users which will reduce cash income taxes and electricity costs, respectively, once the mill is operational. Capital spending of $9 million of the $71 million budget was invested during the first quarter of 2019 ($36 million project-to-date).
CAPITALIZATION
At May 1, 2019, there were 81.7 million common shares outstanding. In addition, 1.5 million stock options were outstanding, of which 53% were fully vested.
Normal Course Issuer Bid
In October 2018, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord has purchased 5,191,965 common shares at a cost of $141 million, representing 10% of the Company’s public float of 51,919,654 common shares as of October 22, 2018 (a total of 86,387,210 common shares were issued and outstanding as of such date) and has exhausted the bid limit. Common shares purchased under the bid were cancelled.
Norbord believed that the market price of its common shares was attractive as they were trading significantly below replacement cost and management's view of intrinsic value and that the purchase of these common shares was an appropriate use of the Company’s funds in light of potential benefits to remaining shareholders.
Purchases were made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord paid for any such common shares was the market price of such shares at the time of acquisition.
Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

Exhibit 99.3

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$ 0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017 to Q2 2018	0.60
Q3 2018	4.50
Q4 2018	0.60
Q1 2019	0.40
The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Under Norbord's variable dividend policy, $25 million (2018 – $41 million) was paid out during the quarter using cash on hand.
FINANCIAL INSTRUMENTS
The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company's balance sheet and are disclosed in note 12 to the interim financial statements.
TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between the Company and its related parties during the quarter:
Brookfield
As of May 1, 2019, Brookfield held approximately 43% of the common shares outstanding. The Company periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter, the fees for services rendered were less than $1 million (2018 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $18 million (2018 – $23 million) were made to Interex. At period-end, $3 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2018 – less than $1 million).

Exhibit 99.3

SELECTED QUARTERLY INFORMATION

	2019				2018			2017
(US $ millions, except per share information, unless otherwise noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
SALES AND EARNINGS
Sales	476	501	640	707	576	596	578	536
Operating income (loss)	6	(46)	175	236	139	172	169	135
Adjusted EBITDA(1)	42	70	211	273	170	204	200	165
Earnings (loss)	1	(28)	130	174	95	160	130	97
Adjusted (loss) earnings(1)	(2)	26	123	167	96	123	121	95
PER COMMON SHARE EARNINGS
Earnings (loss), basic	0.01	(0.32)	1.50	2.01	1.10	1.85	1.51	1.13
Earnings (loss), diluted	0.01	(0.32)	1.49	2.00	1.09	1.84	1.50	1.12
Adjusted (loss) earnings, basic(1)	(0.02)	0.30	1.42	1.93	1.11	1.42	1.40	1.10
Adjusted (loss) earnings, diluted(1)	(0.02)	0.30	1.41	1.92	1.10	1.41	1.39	1.10
Dividends declared(2)	0.40	0.60	4.50	0.60	0.60	0.60	0.50	0.30
BALANCE SHEET
Total assets	1,942	1,942	2,130	2,250	2,097	2,103	1,951	1,772
Long-term debt	550	550	549	549	549	548	548	547
Net debt for financial covenant purposes(1)	564	435	377	276	422	333	449	567
Net debt to capitalization, market basis(1)	17%	13%	10%	8%	13%	11%	15%	20%
Net debt to capitalization, book basis(1)	34%	28%	23%	16%	24%	21%	28%	36%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,569	1,602	1,687	1,674	1,521	1,562	1,537	1,536
Europe	521	452	467	445	461	440	474	474
Indicative average OSB price ($/Msf–7/16”, unless otherwise indicated)
North Central	211	243	363	426	370	379	409	330
South East	197	203	305	419	331	355	354	320
Western Canada	160	184	281	403	359	328	388	324
Europe (€/m3)(3)	287	299	305	298	274	262	233	230
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	10%	17%	51%	65%	42%	52%	52%	44%
Return on equity (ROE)(1)	1%	10%	44%	58%	37%	51%	58%	51%
Cash (used for) provided by operating activities	(97)	126	228	250	4	222	203	144
Cash (used for) provided by operating activities per share(1)	(1.18)	1.46	2.63	2.89	0.05	2.57	2.36	1.67

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Dividends declared per share stated in Canadian dollars.

(3)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Exhibit 99.3

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of OSB – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $64 million or $0.78 per basic share (approximately $53 million or $0.65 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy. Prices for resin, a petroleum-based product, generally follow global oil prices and have been trending higher since the third quarter of 2016 but have flattened out in the first quarter of 2019.
Norbord has significant exposure to the Canadian dollar with approximately 37% of its global (47% of North American) panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $6 million when all six of Norbord’s Canadian OSB mills operate at full capacity. Norbord also has exposure to the Euro as all but one of the Company's European production facilities are located in the UK and export sales to the continent are denominated in Euros. The Company estimates that the favourable impact of a one-pence (UK) decrease in the value of the Euro would positively impact annual Adjusted EBITDA by less than $1 million when all UK production facilities operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Impairment of Assets – Included in the fourth quarter of 2018 is an $80 million ($0.93 per basic and $0.92 per diluted share) non-cash pre-tax loss related to an impairment charge at the Company's 100 Mile House, British Columbia mill.
Loss on Disposal of Assets – Included in the fourth quarter of 2018 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to obsolete operating and maintenance supplies. As a result of investments in production equipment placed in service in 2017, included in the fourth quarter of 2017 is a $3 million ($0.03 per basic and diluted shares) non-cash loss primarily related to maintenance parts for decommissioned production equipment. Included in the third quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss for similar costs. Included in the second quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to decommissioned production equipment.
Stock-based Compensation and Related Costs – Included in the first quarter of 2019, second and first quarters of 2018, and third and second quarters of 2017 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the third quarter of 2018 is $2 million ($0.02 per basic and diluted share) of similar costs.

Exhibit 99.3

Costs Related to Inverness Expansion Project – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of pre-operating costs related to the Inverness expansion project.
The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Earnings (loss)	$1	$(28)	$130	$174	$95	$160	$130	$97
Add: Impairment of assets	—	80	—	—	—	—	—	—
Add: Loss on disposal of assets	—	2	—	—	—	3	2	2
Add: Stock-based compensation and related costs	1	—	2	1	1	—	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	—	—	—	1	—
Add: Reported income tax (recovery) expense	(5)	(26)	37	53	36	6	32	30
Adjusted pre-tax (loss) earnings	(3)	28	169	228	132	169	166	130
Less: Income tax recovery (expense) at statutory rate(1)	1	(2)	(46)	(61)	(36)	(46)	(45)	(35)
Adjusted (loss) earnings	$(2)	$26	$123	$167	$96	$123	$121	$95

(1)
Represents Canadian combined federal and provincial statutory rate (2019 and 2018 - 26%; 2017 - 27%). Q1 to Q3 of 2018 were based on the 27% rate and a true up for the full year rate of 26% was reflected in Q4.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Earnings (loss)	$1	$(28)	$130	$174	$95	$160	$130	$97
Add: Finance costs	11	9	10	10	8	6	7	8
Less: Interest income	(1)	(1)	(2)	(1)	—	—	—	—
Add: Depreciation and amortization	35	34	34	36	30	29	27	27
Add: Income tax (recovery) expense	(5)	(26)	37	53	36	6	32	30
Add: Impairment of assets	—	80	—	—	—	—	—	—
Add: Loss on disposal of assets	—	2	—	—	—	3	2	2
Add: Stock-based compensation and related costs	1	—	2	1	1	—	1	1
Add: Pre-operating costs related to Inverness project	—	—	—	—	—	—	1	—
Adjusted EBITDA(1)	$42	$70	$211	$273	$170	$204	$200	$165

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

CHANGES IN ACCOUNTING POLICIES

(i)	Leases
In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported reported under IAS 17, Leases (IAS 17).

Exhibit 99.3

Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding right-of-use (ROU) assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord's 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment.
The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.
The following practical expedients were also applied upon transition to IFRS 16:

●	excluded initial direct costs from the measurement of ROU assets at the date of initial application;
●	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease;
●	used a single discount rate to a portfolio of leases with similar characteristics.
The application of the above practical expedients did not result in any impact to retained earnings.
The revised accounting policy is as follows:
At inception of a contract, Norbord will assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, Norbord will recognize an ROU asset and a lease obligation at commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability less adjustments. ROU assets are recorded at cost less accumulated depreciation, and are depreciated on a straight-line basis over the shorter of the estimated useful life of the ROU asset or the lease term, and would be adjusted for certain remeasurements of the lease liability. When events or changes in circumstances are identified which may indicate that their carrying amount is less than the recoverable amount, ROU assets would be reviewed for impairment as described in note 2(h) of Norbord's 2018 audited annual financial statements.
Lease liabilities are initially measured at the net present value of lease payments outstanding at lease commencement, discounted using the interest rate implicit in the lease or, if not readily determinable, Norbord's estimated incremental borrowing rate commensurate with the lease term. Subsequently, lease liabilities are measured at amortized cost using the effective interest method and remeasured to reflect any reassessment of options or lease modifications, or to reflect changes in lease payments, with a corresponding adjustment to the ROU asset or statement of earnings if the ROU asset has been reduced to zero. Judgement has been applied in determining the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options. The impact on the lease term resulting from this assessment could impact the amount of lease liabilities and ROU assets recognized.
Norbord has elected not to recognize ROU assets and lease liabilities for leases with terms of less than 12 months and leases of low-value assets. Lease payments associated with these leases are recognized in earnings as an expense on a straight-line basis over the lease term.

Exhibit 99.3

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
Management has selected appropriate accounting policies and made certain estimates and assumptions that affect the reported amounts and other disclosure in the interim financial statements. These accounting policies, judgements and estimates are described in the 2018 audited financial statements of the Company or in the section above.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
There have been no changes in Norbord’s internal controls over financial reporting and disclosure controls and procedures during the three months ended April 6, 2019 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting and its disclosure controls and procedures.
NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the 2018 impairment of assets charge and pre-operating costs related to the 2017 Inverness, Scotland expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense is added back and a tax expense calculated at the Canadian combined federal and provincial statutory rate is deducted. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified).

Exhibit 99.3

The following table reconciles Adjusted (loss) earnings to the most directly comparable IFRS measure:

(US $ millions)	Q1 2019	Q4 2018	Q1 2018
Earnings (loss)	$1	$(28)	$95
Add: Impairment of assets	—	80	—
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	1	—	1
Add: Reported income tax (recovery) expense	(5)	(26)	36
Adjusted pre-tax (loss) earnings	(3)	28	132
Less: Income tax recovery (expense) at statutory rate(1)	1	(2)	(36)
Adjusted (loss) earnings	$(2)	$26	$96

(1)	Represents Canadian combined federal and provincial statutory rate.
Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, interest income, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the 2018 impairment of assets and pre-operating costs related to the 2017 Inverness expansion project. Other items include non-cash losses on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2019	Q4 2018	Q1 2018
Earnings (loss)	$1	$(28)	$95
Add: Finance costs	11	9	8
Less: Interest income	(1)	(1)	—
Add: Depreciation and amortization	35	34	30
Add: Income tax (recovery) expense	(5)	(26)	36
EBITDA	41	(12)	169
Add: Impairment of assets	—	80	—
Add: Loss on disposal of assets	—	2	—
Add: Stock-based compensation and related costs	1	—	1
Adjusted EBITDA	$42	$70	$170
The following tables reconcile Adjusted EBITDA per geographic segment to EBITDA:

				Q1 2019
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$23	$21	$(3)	$41
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$23	$21	$(2)	$42

				Q4 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$(32)	$24	$(4)	$(12)
Add: Impairment of assets	80	—	—	80
Add: Loss on disposal of assets	2	—	—	2
Adjusted EBITDA	$50	$24	$(4)	$70

Exhibit 99.3

				Q1 2018
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$156	$18	$(5)	$169
Add: Stock-based compensation and related costs	—	—	1	1
Adjusted EBITDA	$156	$18	$(4)	$170

(1)	EBITDA is defined as earnings before finance costs, interest income, income tax, depreciation and amortization.
Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	Apr 6, 2019	Dec 31, 2018	Mar 31, 2018
Accounts receivable	$175	$149	$191
Inventory	257	220	260
Prepaids	10	12	10
Accounts payable and accrued liabilities	(259)	(293)	(243)
Operating working capital	$183	$88	$218

Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

(US $ millions)	Apr 6, 2019	Dec 31, 2018	Mar 31, 2018
Operating working capital	$183	$88	$218
Cash and cash equivalents	2	128	153
Taxes receivable	43	—	1
Taxes payable	(11)	(28)	(34)
Total working capital	$217	$188	$338
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Apr 6, 2019	Dec 31, 2018	Mar 31, 2018
Property, plant and equipment	$1,425	$1,402	$1,450
Intangible assets	19	20	24
Accounts receivable	175	149	191
Inventory	257	220	260
Prepaids	10	12	10
Accounts payable and accrued liabilities	(259)	(293)	(243)
Capital employed	$1,627	$1,510	$1,692
ROCE (return on capital employed) is Adjusted EBITDA divided by average annual or quarterly capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity adjusted for the 2018 impairment of assets charge and the accrued share purchases as at December 31, 2018. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.

Exhibit 99.3

(US $ millions)	Apr 6, 2019	Dec 31, 2018	Mar 31, 2018
Shareholders' equity	$803	$823	$1,087
Add: Impairment of assets (net of tax)	59	59	—
Add: Common shares to be repurchased and cancelled	—	42	—
Shareholders' equity for ROE	$862	$924	$1,087
Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including other liabilities classified as debt for financial covenant purposes, letters of credit and guarantees outstanding, and any bank advances. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Apr 6, 2019	Dec 31, 2018	Mar 31, 2018
Long-term debt, principal value	$555	$555	$555
Add: Other long-term debt	80	—	—
Less: Cash and cash equivalents	(2)	(128)	(153)
Net debt	633	427	402
Less: Other long-term debt	(80)	—	—
Add: Other liabilities classified as debt for financial covenant purposes	3	—	—
Add: Letters of credit and guarantees	8	8	20
Net debt for financial covenant purposes	$564	$435	$422
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes the 2018 net impairment of assets charge, all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Apr 6, 2019	Dec 31, 2018	Mar 31, 2018
Shareholders’ equity	$803	$823	$1,087
Add: Impairment of assets (net of tax)	59	59	—
Add: Other comprehensive income movement(1)	69	74	42
Add: Impact of Ainsworth changing functional currencies	155	155	155
Add: IFRS transitional adjustments	21	21	21
Tangible net worth	$1,107	$1,132	$1,305

(1)	Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price (in Canadian dollars) of $43.91 for the first quarter of 2019, $46.32 for the fourth quarter of 2018 and $43.43 for the first quarter of 2018. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and

Exhibit 99.3

flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.